Exhibit 99.1

Nano Labs Announces First Half of 2026 Financial Results

HONG KONG, August 28, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure provider and crypto treasury company, today announced its unaudited financial results as of June 30, 2026 and for the first half of 2026 then ended.

First Half of 2026 Financial Summary

●	Net revenue was RMB2.8 million (US$0.4 million) for the first half of 2026, compared to RMB8.3 million in the same period of 2025.

●	Gross loss was RMB5.8 million (US$0.9 million) for the first half of 2026, compared to gross loss of RMB10.7 million in the same period of 2025.

●	Loss from operations was RMB291.7 million (US$42.8 million) for the first half of 2026, compared to an income from operations of RMB10.6 million in the same period of 2025.

●	Loss on change in fair value of cryptocurrencies was RMB250.5 million (US$36.8 million) for the first half of 2026, compared to gain of RMB48.6 million on change in fair value of cryptocurrencies in the same period of 2025.

●	Net loss was RMB316.7 million (US$46.5 million) for the first half of 2026, compared to RMB11.8 million in the same period of 2025.

●	Net loss per share (both basic and diluted) was RMB13.65 (US$2.00) for the first half of 2026, compared to net loss per share (both basic and diluted) of RMB0.43 in the same period of 2025.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “In the first half of fiscal 2026, as the Web3.0 industry continued to mature and the global digital asset market evolved, Nano Labs identified significant opportunities arising from the convergence of artificial intelligence (“AI”) and Web3.0. The Company believes these technologies have the potential to enhance blockchain infrastructure and unlock new applications, reinforcing its long-term strategic positioning.

During the period, the Company launched its next-generation product, the iPollo ClawPC A1 Mini, designed to support the OpenClaw AI Agent system while also serving a broad range of applications, including gaming and entertainment, professional content creation, and intelligent office scenarios. The product is intended to provide users with an efficient, seamless, and localized AI experience.

Building on this launch, the Company plans to further expand the OpenClaw ecosystem through its proprietary iPollo Claw OS and Skill Hub platform, with the objective of creating an integrated ecosystem spanning intelligent terminals, operating systems, hardware, software, and applications.

The Company also continued advancing its digital asset reserve strategy. Based on its long-term assessment of the digital asset market and the broader blockchain ecosystem, management has incorporated digital assets as a strategic component of the Company’s capital allocation framework. As of the date of this interim report, the Company held a long-term reserve of 70,000 BNB.

The Company believes that a disciplined approach to digital asset allocation will further strengthen its balance sheet, support ecosystem partnerships, and provide greater flexibility for future strategic initiatives.

In order to enhance the shareholder’s beneficial, as of August 26, 2026, pursuant to the Repurchase Program, the Company had completed repurchases of Class A ordinary shares for a total consideration of US$3.2million.”

Mr. Bing Chen, Chief Financial Officer, added: “For the first half of 2026, we recorded net revenue of RMB2.8 million (US$0.4 million) and net loss of RMB316.7 million (US$46.5 million), compared to a net loss of RMB11.8 million in the same period last year. The volatility of market prices resulted in changes in the fair value of cryptocurrencies, which in turn contributed to an increase in the net loss.

Looking ahead, we intend to continue exploring opportunities created by advances in AI, Web3.0, and next-generation computing infrastructure. Through technology innovation, strategic partnerships, and ecosystem development, the Company seeks to strengthen its competitive position and enhance long-term shareholder value.”

First Half of 2026 Financial Results

Net Revenues

Net revenue was RMB2.8 million (US$0.4 million) for the first half of 2026, compared to RMB8.3 million for the same period of 2025. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V Series.

Cost of Revenues

Cost of revenues was RMB8.6 million (US$1.3 million) for the first half of 2026, compared to RMB19.0 million for the same period of 2025. The change was mainly due to the decrease in sales volume.

Operating Expenses

Total operating expenses were RMB285.8 million (US$42.0 million) for the first half of 2026, compared to a total operating income of RMB21.3 million for the same period of 2025.

●	Selling and marketing expenses increased by 17.0% to RMB3.1 million (US$0.4 million) for the first half of 2026, from RMB2.6 million for the same period of 2025. The increase in selling and marketing expenses was primarily due to the increase in sales market expansion.

●	General and administrative expenses increased by 29.5% to RMB27.9 million (US$4.1 million) for the first half of 2026, from RMB21.5 million for the same period of 2025. The increase in general and administrative expenses was primarily due to the increase in professional fees and real estate related taxes.

●	Research and development expenses increased by 39.8% to RMB4.4 million (US$0.6 million) for the first half of 2026, from RMB3.2 million for the same period of 2025. The increase in research and development expenses was primarily due to the increase in service fees of system development.

●	Change in fair value of cryptocurrencies was a loss of RMB250.5 million (US$36.8 million) for the first half of 2026, compared to a gain of RMB48.6 million for the same period of 2025. The increase in loss from change in fair value of cryptocurrencies was primarily due to the decreased BNB price during the first half of 2026.

Loss from Operations

As a result of the foregoing, loss from operations were RMB291.7 million (US$42.8 million) for the first half of 2026, compared to a profit of RMB10.6 million for the same period of 2025.

Other Expenses

Other expenses was RMB18.3 million (US$2.7 million) for the first half of 2026, compared to nil for the same period of 2025. The change was mainly due to the loss from change in fair value of short-term investments during the first half of 2026.

Change in Fair Value of Derivative Assets

Change in fair value of derivative assets was a loss of RMB2.8 million (US$0.4 million) for the first half of 2026, compared to nil for the same period of 2025. The change was due to the company entered into decumulator agreements with third parties.

Change in Fair Value of Borrowings Denominated in Cryptocurrencies

Change in fair value of borrowings denominated in cryptocurrencies was nil for the first half of 2026, compared to RMB18.5 million for the same period of 2025. The change was due to the issuance of convertible bonds denominated in bitcoin in 2025, which was repaid before December 31, 2025.

Net Loss

Net loss was RMB316.7 million (US$46.5 million) for the first half of 2026, compared to RMB11.8 million in the same period of 2025.

Basic and Diluted Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted loss per share was RMB13.65 (US$2.00) for the first half of 2026, compared to basic and diluted loss per share of RMB0.43 for the same period of 2025.

Cash and Cash Equivalents

As of June 30, 2026, the Company had cash and cash equivalents of RMB9.0 million (US$1.3 million), compared to RMB8.5 million as of December 31, 2025.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8109 to US$1.00, the central parity rate on June 30, 2026 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Hong Kong Time) on August 28, 2026.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10056588-f5skpn.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until September 4, 2026 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031

Hong Kong:	800 930 639

China:	400 1209 216

Replay PIN:	10056588

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure provider and crypto treasury company. Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies BNB, and committed to the product iPollo ClawPC A1 Mini, designed to support the OpenClaw AI Agent system and a broad range of applications, including gaming and entertainment, professional content creation, and intelligent office scenarios. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Consolidated Balance Sheets

(Unaudited)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,502,357	8,957,513	1,315,173
Restricted cash	1,347,795	—	—
Accounts receivable, net	281,446	338,567	49,710
Inventories, net	13,693,374	4,318,470	634,053
Prepayments	7,567,871	5,098,671	748,605
Short-term investments	26,214,992	3,718,561	545,972
Receivable for cryptocurrencies collateral	20,387,316	—	—
Cryptocurrencies, current	343,812,102	108,987,050	16,001,857
Cryptocurrencies, restricted	—	24,593,343	3,610,880
Derivative assets	—	41,704,830	6,123,248
Other current assets	9,057,772	9,188,636	1,349,107
Total current assets	430,865,025	206,905,641	30,378,605
Non-current assets:
Long-term investment	2,000,000	12,000,000	1,761,882
Property, plant and equipment, net	182,630,671	177,163,859	26,011,813
Intangible asset, net	45,759,600	45,266,678	6,646,211
Value-added tax recoverables, non-current	30,414,877	29,628,154	4,350,109
Cryptocurrencies, non-current	424,743,318	259,780,228	38,141,836
Operating lease right-of-use assets	3,090,851	5,955,147	874,355
Total non-current assets	688,639,317	529,794,066	77,786,206

TOTAL ASSETS	1,119,504,342	736,699,707	108,164,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	43,000,000	23,000,000	3,376,940
Current portion of long-term debts	6,890,000	7,660,000	1,124,668
Borrowings denominated in cryptocurrencies	11,948,960	17,708,340	2,600,000
Accounts payable	19,424,629	12,705,052	1,865,400
Advance from customers	69,314,154	63,000,107	9,249,895
Operating lease liabilities, current	1,125,674	2,372,382	348,321
Other current liabilities	54,303,126	46,269,332	6,793,424
Total current liabilities	206,006,543	172,715,213	25,358,648
Non-current liabilities:
Long-term debts	170,902,834	174,969,625	25,689,648
Operating lease liabilities, non-current	1,696,750	3,416,589	501,635
Total non-current liabilities	172,599,584	178,386,214	26,191,283
Total liabilities	378,606,127	351,101,427	51,549,931
Shareholders’ equity:
Class A ordinary shares (US$0.002 par value; 1,097,141,091 shares authorized as of December 31, 2025 and June 30, 2026; 20,712,924 shares issued as of December 31, 2025 and June 30, 2026; 20,185,908 and 19,147,732 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	283,565	283,623	41,643
Class B ordinary shares (US$0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	36,894	36,894	5,417
Treasury shares	(1,666,859)	(19,706,651)	(2,893,399)
Additional paid-in capital	1,180,196,429	1,180,208,542	173,282,318
Accumulated deficit	(429,752,701)	(739,256,469)	(108,540,203)
Statutory reserves	6,647,109	6,647,109	975,952
Accumulated other comprehensive loss	(7,450,495)	(28,041,650)	(4,117,172)
Total Nano Labs Ltd shareholders’ equity	748,293,942	400,171,398	58,754,556
Noncontrolling interests	(7,395,727)	(14,573,118)	(2,139,676)
Total shareholders’ equity	740,898,215	385,598,280	56,614,880

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,119,504,342	736,699,707	108,164,811

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	8,283,373	2,778,378	407,931
Cost of revenues	(18,991,737)	(8,625,388)	(1,266,409)
Gross loss	(10,708,364)	(5,847,010)	(858,478)

Operating income (expenses):
Selling and marketing expenses	(2,617,584)	(3,061,642)	(449,521)
General and administrative expenses	(21,544,148)	(27,898,411)	(4,096,142)
Research and development expenses	(3,163,558)	(4,422,485)	(649,325)
Change in fair value of cryptocurrencies	48,610,295	(250,465,136)	(36,774,161)
Total operating income (expenses)	21,285,005	(285,847,674)	(41,969,149)

Profit (Loss) from operations	10,576,641	(291,694,684)	(42,827,627)

Other income (expenses):
Finance expenses	(274,189)	(740,278)	(108,690)
Interest expenses	(5,287,620)	(5,254,957)	(771,551)
Interest income	12,322	2,951	433
Change in fair value of derivative assets	—	(2,767,854)	(406,386)
Change in fair value of borrowings denominated in cryptocurrencies	(18,529,435)	—	—
Other income	1,724,344	2,063,759	303,008
Other expenses	—	(18,309,645)	(2,688,286)
Total other expenses	(22,354,578)	(25,006,024)	(3,671,472)

Loss before income tax provision	(11,777,937)	(316,700,708)	(46,499,099)
Income tax provision	—	—	—
Net loss	(11,777,937)	(316,700,708)	(46,499,099)
Less: net loss attributable to noncontrolling interests	(4,723,396)	(7,196,940)	(1,056,680)
Net loss attributable to Nano Labs Ltd	(7,054,541)	(309,503,768)	(45,442,419)

Comprehensive loss:
Net loss	(11,777,937)	(316,700,708)	(46,499,099)
Other comprehensive loss:
Foreign currency translation adjustment	(1,840,888)	(20,571,606)	(3,020,395)
Total comprehensive loss	(13,618,825)	(337,272,314)	(49,519,494)
Comprehensive loss attributable to noncontrolling interests	(4,722,335)	(7,177,391)	(1,053,809)
Comprehensive loss attributable to Nano Labs Ltd	(8,896,490)	(330,094,923)	(48,465,685)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic	(0.43)	(13.65)	(2.00)
Diluted	(0.43)	(13.65)	(2.00)

Weighted average number of shares used in per share calculation:
Basic	16,548,783	22,674,071	22,674,071
Diluted	16,548,783	22,674,071	22,674,071

Non-GAAP Reconciliation

(Unaudited)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Net loss	(11,777,937)	(316,700,708)	(46,499,099)
Add:
Share-based compensation expenses	62,337	12,113	1,778
Non-GAAP adjusted net loss	(11,715,600)	(316,688,595)	(46,497,321)